Exhibit 99.1

ASX ANNOUNCEMENT

26 September 2013

ImmunAid Limited commences second round fundraising program

Melbourne, Australia; 26 September 2013: As foreshadowed in its ASX announcement dated 10 July 2013, Genetic Technologies Limited (ASX: GTG, NASDAQ: GENE) is pleased to report that ImmunAid Limited (“ImmunAid”), in which GTG holds 4,500,000 shares representing a 45% equity interest and is currently the largest shareholder, has commenced its second round of fundraising, with the first funds in this new round now having been received by ImmunAid.

Such new funds are being raised by ImmunAid via the issue of ordinary shares in ImmunAid to arm’s-length investors at an issue price of $5.00 per share.  This compares favourably with the issue price at which ImmunAid issued shares in its round one fundraising in April 2012 of $1.00 per share.  While the funds received to date are modest, negotiations are continuing with a number of potential investors in Australia, USA and Europe to raise significant additional funds for ImmunAid as part of its round two fundraising.

ImmunAid intends to use the proceeds of this latest fundraising to expand its global patent portfolio and to support further human and animal trials directed at validating additional applications of its breakthrough strategy for treating patients with life-threatening diseases, such as cancer and auto-immune disease.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson

Chief Executive Officer

ImmunAid Limited

Phone: +61 3 9553 8603

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is a company listed on both the ASX and NASDAQ with operations in the USA and Australia.  For more information, please visit www.gtglabs.com.